 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*
Fanger Michael W.
(Last)                      (First)                      (Middle)
Department of Microbiology and Immunology Dartmouth Medical School
One Medical Center Drive, Borwell Building - 600 W
(Street)
Lebanon ,    NH   03756
(City)                      (State)                      (Zip)

2. Issuer Name and Ticker or Trading Symbol Medarex, Inc. "MEDX" 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/06/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $.01 par value per share	02/06/2003		M		10,291	A	$
								$444,484	D
								$160,000	I	By wife

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$2.25	09/05/1997		A		60,000		03/05/1998	09/04/2007	Common Stock	60,000	$		D
Stock Options (Right to Buy)	$45.20	10/13/2000		A		46,000		04/13/2001	10/12/2010	Common Stock	46,000	$		D
Stock Options (Right to Buy)	$7.4795	07/23/2002		A		14,000		01/23/2003	07/22/2012	Common Stock	14,000	$		D
Phantom Stock Units	1-for-1	02/06/2003		M		164,660		(1)	(1)	Common Stock	164,660	$		D
Phantom Stock Units	1-for-1	02/06/2003		M			10,291	(1)	(1)	Common Stock	10,291	$
													$284,660	D

Explanation of Responses:

(1) The phantom stock units were acquired under the Company's Executive Deferred Compensation Plan in connection with the exercise of certain stock options which were scheduled to expire on June 15, 1999. The phantom stock units will be settled 100% in shares of the Company's common stock in equal quarterly installments of 10,291 shares. The first installment was made on May 6, 2002.

By:	Date:
/s/ Michael W. Fanger	04/29/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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